UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING

SEC File Number: 000-51825
CUSIP Number: N/A

(Check one):	☒ Form 10-K	☐ Form 20-F	☐ Form 11-K	☐ Form 10-Q	☐ Form 10-D
	☐ Form N-SAR	☐ Form N-CSR

	For Period Ended:	October 31, 2012
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instructions (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: Not Applicable.

PART I — REGISTRANT INFORMATION

Heron Lake BioEnergy, LLC
Full Name of Registrant

Not applicable
Former Name if Applicable

91246 390th Avenue
Address of Principal Executive Office (Street and Number)

Heron Lake, MN 56137
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☒	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

For the reasons stated below, Heron Lake BioEnergy, LLC (the “Company”) was unable to complete its Annual Report on Form 10-K for the year ended October 31, 2012 (the “Form 10-K”) prior to January 29, 2013 without unreasonable effort or expense.  The Company will file the Form 10-K on or before February 13, 2013, the fifteenth calendar day following the prescribed due date of the Form 10-K.

The Company is unable to timely file the Form 10-K because the Company requires additional time to finalize the financial statements and to prepare the report and related disclosures, as well as additional time to allow the registered independent public accounting firm to complete its audit procedures following completion of the Company’s work.  The Company has encountered delays in timely finalizing the financial statements and related disclosures due to the combination of the departure of two key financial personnel following the end of the fiscal year, the hiring of an interim Chief Financial Officer following the end of the fiscal year, the analysis of complex accounting matters (including those described below in Part IV(3)), and the diversion of management attention to other critical matters such as the asset purchase agreements with Guardian Energy Heron Lake, LLC and FCA Co-op that were executed in January 2013 and the negotiation of a forbearance agreement with AgStar Financial Services, PCA that was also executed in January 2013.

The Company is currently taking steps to call a special meeting of members to allow the Company’s members to consider and vote on a proposal to approve the transactions contemplated by the asset purchase agreement with Guardian Energy Heron Lake, LLC and the Plan of Liquidation and Dissolution adopted by the Board of Directors of the Company on January 22, 2013.  However, the Company does not intend to mail a definitive proxy statement relating to the special meeting unless the Company is able to provide members with a copy of the Form 10-K with such definitive proxy statement.

Forward-Looking Statements

This Notification contains certain forward-looking statements that reflect, when made, the Company’s current views with respect to current events and financial performance. These forward-looking statements are within the meaning of Private Securities Litigation Reform Act of 1995. These forward-looking statements include, but are not limited to, statements regarding expected timing of filing the Form 10-K, financial results for the quarter ended October 31, 2012 and/or statements preceded by, followed by or that include the words “intends,” “expects,” “estimates,” or similar expressions.  Investors are cautioned that all forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Certain of these risks and uncertainties are discussed in the Company’s Annual Report on Form 10-K for the fiscal year ended October 31, 2011 filed with the Securities and Exchange Commission. The Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification
	Robert J. Ferguson	(507)	793-0077
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

			☒ Yes ☐ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

			☒ Yes ☐ No

	If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

	Description of anticipated change:

The following paragraph provides certain preliminary, unaudited consolidated statement of operations data for the Company for the fiscal year ended October 31, 2012.  These preliminary, unaudited results of operations for the fiscal year are subject to review by the Company’s management and the audit procedures of the Company’s registered independent public accounting firm.  In addition to the changes in results of operations described below, there may be additional significant changes that the Company cannot yet identify and quantify given the status of completion of its financial statements and related disclosures.

At the time of filing of this Notification, the Company estimates that revenue will be approximately $169.0 million for the fiscal year ended October 31, 2012 and that the Company’s net loss for the fiscal year will be approximately $5.0 million.  The Company is also continuing its analysis of the recoverability of the carrying amounts of its ethanol plant assets to determine whether an impairment charge is appropriate.  At the time of the filing of this Notification, the Company believes that the most likely conclusion of its analysis is that its ethanol plant assets were impaired at October 31, 2012.  However, as of the time of filing of this Notification, the Company cannot reasonably estimate the amount of any impairment charge.

HERON LAKE BIOENERGY, LLC

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	January 29, 2013	By	/s/ Robert J. Ferguson
Robert J. Ferguson
Its: Chief Executive Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).